OMV Investor News

08005987

0 82-03209

November 5, 2008

SUPPL

OMV, Gazprom and Vienna Stock Exchange agree to jointly develop Central European Gas Hub and establish a gas exchange

OMV, the leading Central European oil and gas group and Gazprom, the world's largest natural gas company, along with the further parties Wiener Börse AG, the operator of the Vienna Stock Exchange, and Centrex Europe Energy & Gas AG, a company operating in the natural gas sector, have agreed in principle:

- **On a cooperation for the development of Central European Gas Hub (CEGH), an Austrian hub operator, into a leading hub platform in Continental Europe and**
- **The establishment of a Central European gas exchange providing for the trading of gas products on a spot and futures market.**

CEGH, currently a 100% subsidiary of OMV, is a gas hub platform existing in addition to the physical gas hub functions in Baumgarten and has recently been converted into a joint stock corporation (Aktiengesellschaft).

Upon closing of the intended transaction, which is expected to occur in 2009, OMV Gas & Power GmbH and Gazprom Germania GmbH will each hold a 30% participation in CEGH. Wiener Börse AG and Centrex Europe Energy & Gas AG will each acquire a 20% participation in CEGH.

The transaction is subject to approval by regulatory authorities, in particular pursuant to the Austrian Stock Exchange Act and European merger control regulations.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com
Next result announcement: January – September and Q3 2008 on November 6, 2008

dlw 11/24

Move & More. OMV

END